November 4, 2019

Gerard Michel
Principal Financial Officer
Vericel Corp
64 Sidney Street
Cambridge, MA 02139

       Re: Vericel Corp
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 6, 2019
           File No. 001-35280

Dear Mr. Michel:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Notes to Condensed Consolidated Financial Statements
12. NexoBrid License and Supply Agreements, page 18

1. You disclose that you will pay MediWound tiered royalties on net sales ranging from high single-digit to low double-digit percentages, subject to customary reductions. Please revise your disclosure in future filings to disclose a royalty rate or range that does not exceed a 10 point range.
 Gerard Michel
FirstName LastNameGerard Michel
Vericel Corp
Comapany 4, 2019
November NameVericel Corp
Page 2
November 4, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jacob Luxenburg at (202) 551-2339 or Angela Connell at
(202) 551-
3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences